Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

January 16, 2015

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington D.C. 20549

Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 001-18298

Dear Mr. Rosenberg:

Kemper Corporation (the “Company”) has received and reviewed your letter dated January 6, 2015, regarding the Commission's review of the above mentioned filing and has submitted its response below.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Accounting Changes
Insurance Reserves, page 74

Comment:

1.	Please refer to your response to our prior comment two.

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Regarding the first bullet, provide us disclosure to be included herein in future periodic reports that indicates how you estimate IBNR and that your method does not use the Death Master File. Tell us your understanding as to industry practice for using the Death Master File to identify potentially deceased insureds and determining IBNR liability, and why you believe your method of estimating this liability results in a better estimate than one that uses the Death Master File.

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Regarding the fourth bullet, provide us disclosure to be included in Note 23 in future periodic reports that further explains the basis for your inability to estimate the amount of loss or range that you would recognize if the “Life Companies” were subjected to “such requirements on a retroactive basis.” In this regard, it is not clear why you are not able to make a reasonable estimate as, although you are not legally required to use the Death Master File, you do not appear to be precluded from doing so.

Company response:
With respect to the first bullet of the Staff’s comment above, beginning with Kemper’s Annual Report on Form 10-K for the year ended December 31, 2014, the Company proposes to include additional information regarding the calculation of its IBNR liability in the “Insurance Reserves” section of Note 2., Summary of Accounting Policies and Accounting Changes. If the Company had made the disclosure in its 2013 Annual Report, the second paragraph on page 74 would read as follows (proposed new disclosures have been underlined).
For traditional life insurance products, the reserves for future policy benefits are estimated on the net level premium method based on rates for expected mortality, lapse rates and interest rates, including provisions for adverse mortality. These assumptions vary by such characteristics as plan, age at issue and policy duration. Mortality assumptions are based on the Company’s historical experience and industry standards. Interest rate assumptions principally range from 3% to 7%. Lapse rate assumptions are based on actual and industry experience. Insurance Reserves also includes an estimate of the Company’s liability for unpaid life insurance claims and claims adjustment expenses, which includes an estimate for incurred but not reported (“IBNR”) life insurance claims. Except when required by applicable law, the Company does not utilize a database of reported deaths maintained by the Social Security Administration or a comparable database (a “Death Master File”) to determine its IBNR liability. Instead of using such a database, the Company calculates its IBNR liability for life insurance products using Company-specific historical information, which includes analyzing average paid claims and the average lag between date of death and the date that due proof of death is reported.
Kemper is not aware of any published guidance or industry practice regarding whether a Death Master File is used by the industry, and if used, how it is used in the determination of IBNR. Furthermore, there is lack of comprehensive disclosure from other companies on the topic. However, Kemper is aware that there is diversity in practice in how companies use a Death Master File in their claims operations. For example, a number of Companies utilize it solely with respect to their annuity business, others utilize it with respect to both their life and annuity businesses and others, such as Kemper’s life insurance subsidiaries (the “Life Companies”), do not utilize a Death Master File in their claims operations, unless required to do so by applicable law. Moreover, for those companies that do use a Death Master File in their claims operations, it is unclear whether such companies also use it in the calculation of IBNR. Because there is diversity in practice in how companies utilize a Death Master File in their claims operations, Kemper believes that it is also likely that there is diversity in practice in how companies may or may not use a Death Master File in their determination of IBNR.
There are several reasons why Kemper believes that its method for computing IBNR produces a better estimate than one that could be obtained using a Death Master File.

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Kemper believes that under applicable law and in accordance with the Life Companies’ life insurance contracts, the Life Companies’ obligation to pay benefits under their life insurance contracts arises when either (i) the policy is surrendered with value by the policyowner, (ii) due proof of death is provided by the beneficiary or (iii) the policy matures (an insured reaches a certain attained age under the policy) and a beneficiary has not provided due proof of death prior to such maturity. Kemper believes that it is appropriate to consider when the Life Companies’ expected payment obligations arise when calculating their liabilities under their life insurance contracts. Because these obligations arise under three separate scenarios, each should be viewed separate and apart when determining the appropriate accounting. Kemper believes that its liability for unpaid claims and claims adjustment expenses, including IBNR, should be based on the expected payments that will be made for individuals who have died and whose beneficiaries are expected to provide proof of death. Kemper’s method for computing IBNR described in the proposed disclosure above provides an appropriate estimate. It is important to note that this benefit is payable to a beneficiary only upon due proof of death. Surrender benefits and matured benefits do not meet the definition of a claim since neither includes a demand for payment due to an insured event. As such, it is more appropriate to consider them in the determination of future policyholder benefits. One key assumption used to determine future policyholder benefits is when those benefits will be paid. For in-force policies that may be surrendered at some future date or that are expected to mature at some future date without due proof of death being provided, Kemper believes those contractual obligations should be included in the determination of future policyholder benefits.

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Kemper believes that a Death Master File is an imperfect source and using it would produce a significant number of false matches. Based on provisions in various state statutes enacted in recent years and the terms of published settlements between certain life insurance companies and state regulators and treasurers, matching criteria can range from exact matches of social security number, name and date of birth to partial matches, including “fuzzy” matches, of two criteria. Fuzzy matches use various derivations of the criteria. For example, a fuzzy match based on name might result in a false match when the name “Al” is considered a match for names such as “Allen,” “Alan, “Albert,” or “Alfonso.” A fuzzy match of birthdate might be based on month and year of birth instead of exact date of birth. Depending on the matching criteria used, an insured of the Life Companies may match multiple individuals in a Death Master File. Investigating false matches and multiple matches would require the Life Companies to incur significant costs in addition to those costs that they otherwise incur under the contractual terms of their life insurance policies. In addition, no single Death Master File is complete as all deaths are not required to be reported. For example, individuals that are not covered by Social Security such as certain governmental workers are not included in the Social Security Administration’s database. In some cases, due to privacy considerations, some governmental entities have also begun to restrict what they report to data aggregators.
With respect to the second bullet of the Staff’s comment above, we believe that some clarification is in order as to the nature of the contingency described in Note 23, Contingencies, of Kemper’s 2013 Form 10-K and as updated in Note 12, Contingencies, of Kemper’s September 30, 2014 Form 10-Q. The contingency does not principally involve the method of estimation of the Life Companies’ life insurance reserves and whether the use of a Death Master File would provide a better estimation methodology than the methodologies currently used. Given the laws currently in place and the terms of the Life Companies’ outstanding life insurance contracts (which have been approved by insurance regulators), Kemper believes that its estimates of future policyholder benefits and claims and claims adjustment expenses have been appropriately determined in accordance with GAAP. The contingency described in the aforementioned Notes relates to the ultimate outcome of potential changes in the interpretation of existing laws that could have the effect of altering the terms of the Life Companies’ existing life insurance contracts by imposing new requirements that did not exist and were not contemplated at the time the Life Companies entered into such contracts. As described in the aforementioned Notes and in Kemper’s Risk Factors disclosures, these circumstances encompass initiatives by various governmental entities that are aimed at effectuating such changes, and involve a combination of litigation, regulatory and legislative measures in multiple jurisdictions. Since life insurance is regulated at the state level, the outcome of these initiatives could theoretically result in 50 different changes to the applicable requirements. This is already evidenced in the fact that legislation enacted to date in some 15 states is not uniform and in some cases is the subject of constitutional and other legal challenges that are working their way through various courts.
Attempting to predict the ultimate outcomes of these efforts and to estimate the resulting effect would entail predicting state-by-state the ultimate outcomes of numerous uncertainties including, but not limited to:

•	How many states, if any, will eventually enact some type of legislation requiring the use of a Death Master File;

•	Whether any such required use of a Death Master File will by its terms be prospective or retroactive in application;

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In the case of legislation intended to apply retroactively (i.e., to insurance policies issued prior to enactment), to what extent such legislation will ultimately survive challenge on constitutional and other legal grounds;

•	The extent to which any such legislation might contain provisions allowing the grant of compliance exemptions or variances by regulators and whether applicable regulators would so act;

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The extent to which state insurance regulators, whether through new regulations, regulatory examinations or enforcement proceedings, will be successful in imposing new requirements relative to retroactive use of a Death Master File;

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The extent to which state treasurers or controllers, whether through unclaimed property audits or litigation, will be successful in imposing new requirements relative to retroactive use of a Death Master File;

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To the extent that any of the state insurance regulators, treasurers or controllers may be successful in imposing new legal requirements relative to retroactive use of a Death Master File, what those new requirements will consist of; for example, what the matching criteria would be for comparing the Life Companies’ policy records against a Death Master File (e.g., exact matches or fuzzy match scenarios) and what universe of policies would be covered (e.g., only policies currently in force or also policies that were once in force but have lapsed and, if the latter, how far back a search would have to be done).

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In the case of escheatment of unclaimed life insurance benefits to the states, whether the so-called dormancy period which determines when funds must be remitted to the state would be deemed to run from the date of death or the date the Life Companies first learned of a death through a records comparison against a Death Master File.

The foregoing is just a representative sampling of the difficulties involved in any estimation exercise and leaves many other questions unaddressed, such as the additional administrative burdens and costs associated with various potential changes in the laws. Moreover, even if the Life Companies were to voluntarily perform some sort of comparison of their records against a Death Master File, most of the foregoing uncertainties would still be unknowns. Accordingly, the Life Companies continue to believe that the amount of loss that could result from the contingency cannot reasonably be estimated and, therefore, that any attempt to provide an estimate would likely be materially inaccurate and hence misleading to investors.
Beginning with Kemper’s Annual Report on Form 10-K for the year ended December 31, 2014, the Company proposes to include additional disclosures related to this matter in its contingencies footnote to assist investors in understanding the nature of the contingency being discussed and why no estimation of the effect of this complex set of circumstances comprising the contingency is currently possible. If the Company had made these additional disclosures in Note 12, Contingencies, to Kemper’s September 30, 2014 Form 10-Q, the full text of Note 12 would read as follows (proposed new disclosures have been underlined and deleted wording marked as stricken):
In the ordinary course of its businesses, the Company is involved in legal proceedings, including lawsuits, regulatory examinations and inquiries. Except with regard to the matters discussed below, based on currently available information, the Company does not believe that it is reasonably possible that any of its pending legal proceedings will have a material effect on the Company’s consolidated financial statements.
Over the last several years, certain state insurance regulators, legislators, treasurers/controllers, and their respective agents have been involved in an array of initiatives that seek, in various ways, to impose new duties on life insurance companies to proactively search for deaths of their insureds and contact the insureds’ beneficiaries even though such beneficiaries may not have submitted claims, including due proof of death, as required under the terms of state-approved life insurance policy forms. These initiatives together comprise a set of circumstances involving potential changes in the law or changes in the interpretation of existing laws that could have the effect of altering the terms of the Life Companies’ existing life insurance contracts by imposing new requirements that did not exist and were not contemplated at the time the Life Companies’ entered into such contracts.
Legislation. One type of initiative involves legislation. Legislation has been enacted in Indiana, Iowa, Kentucky, Maryland, Montana, Nevada, New York, North Dakota, Rhode Island and Vermont, with varying effective dates (the “DMF Statutes”), that requires life insurance companies to compare on a regular basis their records for all in-force policies (including those policies issued prior to the effective dates of the legislation) against the database of reported deaths maintained by the Social Security Administration or a comparable database (a “Death Master File”). In contrast, New Mexico and Tennessee have enacted legislation that also requires such comparisons, but exempts life insurance companies, like Kemper’s life insurance subsidiaries (the “Life Companies”), that have not previously utilized a Death Master File, and instead only requires that such companies conduct Death Master File comparisons for life insurance policies issued and delivered in each of those states after the legislation’s effective date. Likewise, Alabama, Georgia and Mississippi have enacted statutes that require such comparisons, but only with respect to policies issued on or after their respective effective dates, without regard to prior Death Master File use. With respect to those DMF Statutes that apply retroactively and which would likely have an adverse effect on the Company’s operations and financial position, the Life Companies have filed declaratory judgment actions in applicable state courts challenging the application of such statutes to policies issued prior to the subject statute’s effective date:

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In November 2012, certain of the Life Companies filed a declaratory judgment action in Kentucky state court, asking the court to construe the Kentucky DMF Statute to apply only prospectively, i.e., only with respect to those life insurance policies issued in Kentucky on or after the effective date of the

Kentucky DMF Statute, consistent with what the Life Companies believe are the requirements of applicable Kentucky statutory law, the Kentucky Constitution and the Contract Clause of the United States Constitution. In April 2013, the trial court denied the subject Life Companies’ motion for summary judgment and held that the requirements of the Kentucky DMF Statute apply to life insurance policies issued before the statute’s January 1, 2013 effective date. The subject Life Companies appealed the trial court’s decision and in August 2014, in a unanimous opinion, the Kentucky Court of Appeals reversed the trial court and held that the Kentucky DMF statute fell within Kentucky’s statutory presumption against retroactive legislation. Therefore, the Court ruled, the Kentucky DMF Statute can only apply to policies issued on and after January 1, 2013. In September 2014, the Kentucky Department of Insurance filed a motion asking for the Kentucky Supreme Court to undertake a discretionary review of the Court of Appeal’s ruling. A decision by the Kentucky Supreme Court on whether to review the Court of Appeals’ decision is expected by the third quarter of 2015.

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In July 2013, certain of the Life Companies filed a declaratory judgment action in state court in Maryland, asking the court to construe the Maryland DMF Statute to apply only prospectively, i.e., only to policies issued in Maryland after the effective date of the Maryland DMF Statute, consistent with what the Life Companies believe are the requirements of the Maryland Constitution and the Contract Clause of the United States Constitution. The Maryland Insurance Administration filed a motion to dismiss the action, contending that the subject Life Companies were required to exhaust their administrative remedies before filing their action in the trial court. In March 2014, the trial court granted the Maryland Insurance Administration’s motion. The Life Companies have appealed the trial court’s ruling. The Maryland appellate courts have declined to stay enforcement of the Maryland DMF Statute pending the appeal, and the Life Companies are complying with the Maryland DMF Statute while they continue to pursue their appeal. Oral argument on the Life Companies’ appeal before the Maryland Court of Special Appeals has been scheduled for December 2014. A decision by the Maryland Court of Special Appeals is unlikely before the second quarter of 2015.

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In August 2014, certain of the Life Companies filed a declaratory judgment action in Indiana state court, asking the court to construe the Indiana DMF Statute to apply only prospectively, i.e., only with respect to those life insurance policies issued in Indiana on or after the effective date of the Indiana DMF Statute, consistent with what the Life Companies believe are the requirements of applicable Indiana statutory law, the Indiana Constitution and the Contract Clause of the United States Constitution. The Indiana Department of Insurance filed an answer in response to the subject Life Companies’ complaint in October 2014.

Unclaimed property compliance audits/litigation. A second type of initiative involves ~~The Life Companies are the subject of~~ an unclaimed property compliance audit of the Life Companies (the “Treasurers’ Audit”) being conducted by a private audit firm retained by the treasurers/controllers of 38 states (the “Audit Firm”) and related litigation. In July 2013, the California State Controller (the “CA Controller”) filed a complaint for injunctive relief against the Life Companies in state court in California, seeking an order requiring the Life Companies to produce all of their in-force policy records to the Audit Firm to enable the firm to perform a comparison of such records against a Death Master File and to ascertain whether any of the insureds under such policies may be deceased. In December 2013, the CA Controller filed a motion for preliminary injunction seeking the same injunctive relief. A hearing on that motion was continued by the court until November 2014 or until the California Court of Appeals rules on a preliminary injunction order issued in a related case involving an unaffiliated life insurance company, entitled Chiang v. American National Insurance Company (the “ANICO Appeal”), whichever is later. In July 2014, the court granted a motion by the CA Controller to stay the litigation in its entirety, including all discovery, pending a decision in the ANICO Appeal. As described below, the Life Companies have filed a counterclaim in this case against the CA Controller. The current stay of the Controller’s case against the Life Companies means that no substantive ruling is likely to occur until sometime in 2015. Pending the outcome of this litigation, the Life Companies have not produced any of their in-force policy records to the CA Controller.

Examinations/enforcement actions by regulators. A third type of initiative involves examinations and other actions by state insurance regulators. The Life Companies are the subject of a multi-state market conduct examination by six state insurance regulators that is focused on the Life Companies’ claim settlement and policy administration practices, and specifically their compliance with state unclaimed property statutes (the “Multi-State Exam”). The Multi-State Exam was originated in June 2012 as a single-state examination by the Illinois Director of Insurance. Insurance regulators from five additional states - California, Florida, Pennsylvania, New Hampshire and North Dakota - joined the examination in May 2013. In August 2014, New Hampshire withdrew from participation in the Multi-State Exam. In July 2013, the Life Companies received requests from the Illinois Department of Insurance, as the managing lead state for the Multi-State Exam, for a significant volume of information beyond that which the Company had already produced, including their records of all in-force policies and other information of the type previously requested by the Audit Firm as part of the Treasurers’ Audit and which is the subject of the CA Controller’s complaint. This request prompted the Illinois litigation noted below. The Multi-State Exam was dormant for almost one year. Then in August 2014, the Illinois Department of Insurance appointed a law firm to act as an additional examiner in the Multi-State Exam. In October 2014, this new examiner sent a letter to the Life Companies seeking requests for interviews, site visits and additional information and documents. The Life Companies are currently in the process of evaluating these requests.
Pending related litigation. In September 2013, certain of the Life Companies filed declaratory judgment actions against the insurance regulators in the states of California, Florida, Illinois and Pennsylvania, asking the courts in those states to declare that applicable law does not require life insurers to search a Death Master File to ascertain whether insureds are deceased. The subject Life Companies are also asking the courts to declare that regulators in those states do not have the legal authority to (i) obtain life insurers’ policy records for the purpose of comparing those records against a Death Master File, and/or (ii) impose payment obligations on life insurers before a claim and due proof of death have been submitted by policy beneficiaries. The declaratory judgment action in California referenced above was filed as a cross-complaint to the CA Controller’s complaint, joining the California Insurance Commissioner and the Audit Firm as parties to the cross-complaint. The CA Controller has filed a motion to dismiss the Life Companies’ cross-complaint, contending that the Life Companies’ request for a declaratory judgment is premature and not ripe for adjudication. A hearing on that motion has been continued until November 2014 or until the Court of Appeals issues its decision in the ANICO Appeal, whichever is later. No date has been set for oral argument in the ANICO Appeal. In the meantime, the CA Controller filed a petition for coordination of the five unclaimed property lawsuits pending in CA to have them all heard by the same court. That petition has not yet been set for hearing. The Life Companies are currently evaluating their response to this petition.
In response to the Illinois declaratory judgment action, the Illinois Department of Insurance and its Director (collectively, the “IDOI”) filed a motion to dismiss, and in July 2014, the court in Illinois denied, in part, such motion. Specifically, the court denied the IDOI’s motion to dismiss the Life Companies’ claim seeking a declaration that the IDOI cannot compel the Life Companies to provide their policy records to the IDOI or persons acting on the IDOI’s behalf so as to permit a comparison against the DMF for purposes of identifying deceased insureds, as well as the Life Companies’ associated claim for injunctive relief. The court dismissed with prejudice the other counts in the complaint. In August 2014, the IDOI filed its answer to the counts of the complaint that the Illinois court allowed to stand, and in October 2014, the Life Companies filed a motion for summary judgment with respect to those remaining counts. Formal briefing and a hearing schedule on the summary judgment motion are expected to be set by the court at a November 2014 status conference. The actions against the insurance regulators in the states of Florida and Pennsylvania have been stayed by agreement of the parties pending the outcome of the Illinois action.
Conclusion. The results of the aforementioned legislative actions, Treasurers’ Audit, Multi-State Exam and the ~~foregoing~~ related litigation ~~matters~~ cannot currently be predicted. The Life Companies continue to maintain that states lack the legal authority to establish new requirements that have the effect of changing the terms of existing life insurance contracts with regard to basic claims handling obligations and processes. If these state officials are able to apply such new requirements retroactively to the Life

Companies’ existing life insurance policies, it will fundamentally alter the nature and timing of their responsibilities under such policies by effectively eliminating contractual terms that condition claim settlement and payment on the receipt of a claim, including “due proof of death” of an insured. The outcomes of the various state initiatives and related litigation could result in changes in the law that could have the effect of altering the terms of the Life Companies’ existing life insurance contracts by imposing new requirements that have a significant effect on, including acceleration of, the Life Companies’ payment and/or escheatment of policy benefits, and significantly increase their claims handling costs. Any attempt to predict the ultimate outcomes (including any estimate of the resulting effect on claim liabilities and reserves for future policy benefits) of these various efforts to change the law would entail predicting on a state-by-state-basis the ultimate outcome of numerous uncertainties including, but not limited to: how many states might eventually enact laws or interpret existing laws to require the use of a Death Master File or may exact such usage through regulation, examinations or audits; the matching criteria to be used in comparing records of the Life Companies against a Death Master File; the universe of policies affected, whether and to what extent any such laws would be applied retroactively; and the results of unclaimed property audits, examinations and other actions by state insurance regulators and litigation, including challenges to the constitutionality of laws purporting to have retroactive application. Due to the complexity and multi-jurisdictional nature of this issue, as well as the indeterminate number of potential outcomes and their uncertain effects on the Life Companies’ business, Kemper cannot reasonably estimate the amount of loss that it would recognize if the Life Companies were subjected to requirements of the types described in this Note on a retroactive basis.
In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 312.494.6820 if you have any additional questions or need further clarification.

Sincerely,

/s/ Frank J. Sodaro
Frank J. Sodaro
Senior Vice President and Chief Financial Officer